Sub-Item 77K Change in Registrant's Certifying Accountant
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On September 4, 2001 the Board of Directors ratified the termination of KPMG LLP
(KPMG) as the funds' independent accountants. KPMG expressed an unqualified opinion on the funds' financial statements as of July 31, 2000 and for the periods then ended. There were no disagreements between the funds' management and KPMG prior to their termination. The Board approved the termination of KPMG and the appointment of PricewaterhouseCoopers LLP as the funds' independent accountants.